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Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.
Computation of Net Income (loss) per Class A Unit (unaudited)
(in thousands, except per unit data)

	Three months ended September 30,		Nine months ended June 30,
	2002	2001	2002	2001
Net income (loss)	$43	$485	$(344)	$771
Class A Unitholders (ownership percentage)	× 99%	× 99%	× 99%	× 99%

Net income allocable to Class A Unitholders	$43	$481	$(341)	$764

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income (loss) per Class A Unit	$0.01	$0.06	$(0.05)	$0.10

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ML MACADAMIA ORCHARDS, L.P. Computation of Net Income (loss) per Class A Unit (unaudited) (in thousands, except per unit data)